Exhibit (e)(3)

CONFIDENTIAL

April 24, 2008

Motive, Inc.
12515 Research Blvd.
Building 5
Austin, Texas 78759-2247
Attn.: Alfred Mockett, Chairman & CEO

Dear Mr. Mockett,

Alcatel Lucent (“Alcatel Lucent”) and Motive, Inc. (the “Company”) have been discussing a potential transaction relating to the acquisition of the Company by Alcatel Lucent (the “Transaction”). Although no agreements have been reached in respect of a Transaction, Alcatel Lucent and the Company agree that it is in their mutual best interest to explore in greater detail the possibility of such potential Transaction.

The Company understands that Alcatel Lucent is expending and will continue to expend considerable resources in evaluating the possibility of a Transaction, including in connection with further due diligence investigation of the Company and the negotiation of a mutually acceptable definitive agreement relating to the Transaction. The Company therefore agrees that, from the date of execution of this letter agreement (the “Exclusivity Letter”) until the earlier of (a) the sixtieth (60th) day following the execution of the Exclusivity Letter, at midnight New York time, (b) the date on which Alcatel Lucent notifies the Company that Alcatel Lucent is no longer interested in considering a Transaction and (c) the date on which the Company terminates this Exclusivity Letter in accordance with the terms and conditions of this Exclusivity Letter (each of (a), (b) and (c), a “Termination Date”), the Company will not and will cause its officers, directors, employees, agents, affiliates, advisors, consultants and representatives not to:

(i) solicit, initiate, seek, entertain, or encourage the submission of any Acquisition Proposal (as hereinafter defined);

(ii) enter into any agreement or understanding with respect to any Acquisition Proposal; and

(iii) participate in any discussions or negotiations regarding, or furnish to any person or entity any information for the purpose of facilitating the making of, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal.

The Company furthermore agrees that, from the date of execution of this Exclusivity Letter until the Termination Date, the Company will, and will cause its officers, directors, employees, agents, affiliates, advisors, consultants and representatives to:

(i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person or entity conducted heretofore with respect to the matters described in clauses (i), (ii) and (iii) of the foregoing paragraph; and

(ii) advise Alcatel Lucent of any Acquisition Proposal received on or after the date hereof and prior to the Termination Date and, with respect to any such Acquisition Proposal, any inquiries or proposals received, any information requested, or any discussions or negotiations sought to be initiated or continued.

As used in this Exclusivity Letter, the term “Acquisition Proposal” shall mean any proposal for a merger or other business combination involving the Company or any of its controlled affiliates or any proposal or offer to

Alcatel Lucent Proprietary (Restricted)

acquire in any manner, directly or indirectly, an equity interest in the Company or any of its controlled affiliates, any voting securities of the Company or any of its controlled affiliates or a substantial portion of the assets of the Company or any of its controlled affiliates (other than sales of products of the Company or any of its controlled affiliates in the ordinary course of business consistent with past practice); provided that the foregoing shall not restrict (i) the issuance of 2,500,000 shares of the Company’s common stock (“Common Stock”) in connection with the settlement of In re Motive, Inc. Securities Litigation, Case No. A-05-CA-923-LY, U.S. District Court for the Western District of Texas (the “Shareholder Litigation”), (ii) the exercise of options outstanding as of the date hereof to purchase approximately 3,746,364 shares of Common Stock and (iii) the exercise of warrants outstanding as of the date hereof to purchase 208,333 shares of Common Stock.

Notwithstanding anything herein to the contrary, this Exclusivity Letter may be terminated by the Company (a) at any time after the thirtieth (30th) day following the execution of this Exclusivity Letter, at midnight New York time, if a majority of the members of the board of directors of the Company (the “Board”) determines in good faith, after consultation with the Company’s outside counsel and financial advisor, that such action is necessary or appropriate in, and would be consistent with, the Board’s exercise of its fiduciary duties to the stockholders of the Company under applicable law and (b) at any time after the thirtieth (30th) day following the execution of this Exclusivity Letter, at midnight New York time, if Alcatel Lucent fails to confirm in writing, within 48 hours of a written request for such confirmation from the Company, that its proposed aggregate offer price for the Company’s Common Stock, based upon the fully diluted share count of 31,199,062 shares (including (x) 27,758,062 shares of Common Stock outstanding as of December 31, 2007 (excluding treasury stock), (y) 2,500,000 shares of Common Stock issuable in connection with the Shareholder Litigation and (z) 941,000 shares of Common Stock issuable pursuant to the exercise of stock options outstanding as of the date hereof having an exercise price of less than $2.23 per share (assuming an offer price for the Common Stock of $2.23 per share)), continues to be US$67.8 million, excluding amounts that would be payable by Alcatel Lucent in respect of the Company’s Key Employee Incentive Bonus Plan; and, with respect to the stock options, taking into account only the difference between (i) the aggregate exercise price for all such stock options and (ii) the aggregate offer price to be paid with respect the shares of Common Stock issuable pursuant to the exercise of such stock options. If the Company elects to terminate this Exclusivity Letter pursuant to clause (a) of the preceding sentence, the Company agrees to reimburse Alcatel Lucent, within two days following such termination, for the documented out-of-pocket fees and expenses incurred by Alcatel Lucent solely in connection with its due diligence investigation of the Company, in an amount not to exceed US$250,000; provided, however, that the Company shall have no such obligation with respect to any fees, charges or disbursements of counsel to, or other expenses of, Alcatel Lucent arising from the preparation or negotiation of any agreements relating to a potential Transaction. The rights and obligations of the parties pursuant to the preceding sentence shall survive for 18 (eighteen) months following the occurrence of the Termination Date.

On the Termination Date, unless otherwise agreed in writing by Alcatel Lucent and the Company, this Exclusivity Letter will terminate without further action off the part of either party and neither party shall have any claim or other right against the other, except as otherwise provided in this Exclusivity Letter or to the extent a violation of the terms of this Exclusivity Letter has occurred prior to the Termination Date or as otherwise described herein.

Each of the Company and Alcatel Lucent further agrees, except as required by applicable law or regulatory authority (including, without limitation, the rules and regulations of the United States Securities and Exchange Commission), not to disclose to any other person the subject matter of this Exclusivity Letter without the prior written consent of the other party hereto. Either of the parties, but only after consultation with each other (to the extent reasonably practicable), may, at any time, make a disclosure, if it is advised by legal counsel that such disclosure is required under applicable law or regulatory authority (including, without limitation, the rules and regulations of the United States Securities and Exchange Commission). Except as permitted by the two preceding sentences, under no circumstances will the Company (or any of its officers, directors, employees, affiliate or agents)

Alcatel Lucent Proprietary (Restricted)

discuss or disclose the existence or terms of this Exclusivity Letter, or that Alcatel Lucent is holding discussions with the Company, with or to any third party other than such officers, directors, employees, agents, affiliates, consultants, representatives and legal, accounting, financial and other advisors of the Company who, in each case, have a need to know such information solely for purposes of assisting the Company in regards to the Transaction. The rights and obligations of the parties pursuant to this paragraph shall survive for 18 (eighteen) months following the occurrence of the Termination Date.

The Company represents and warrants to Alcatel Lucent that this Exclusivity Letter does not conflict with or violate any agreement, in connection with the negotiation and consummation of the Transaction, with any third party with whom the Company or its officers, directors, employees, agents, affiliates, advisors, consultants or representatives have had discussions regarding the disposition of the Company. The Company agrees to indemnify, defend and hold harmless Alcatel Lucent and its officers, directors, shareholders and affiliates from any claims by or liabilities to such third parties for a breach or violation of any such agreement, including any legal or other expenses incurred in connection with the defense of such claims. The rights and obligations of the parties pursuant to this paragraph shall survive, following the occurrence of the Termination Date, until the expiration of the applicable statute of limitations.

Nothing contained herein shall constitute an agreement or an offer by either the Company or Alcatel Lucent to undertake the Transaction or constitute an agreement or offer by either the Company or Alcatel Lucent to undertake any action other than as expressly set forth in this Exclusivity Letter.

This Exclusivity Letter shall constitute the entire agreement of the parties hereto with respect to the matters contemplated herein. This Exclusivity Letter may be amended only by the express written agreement of each of the parties hereto. Any provision of this Exclusivity Letter may be waived in writing by the party against whom enforcement of such waiver is sought. Neither party hereto may assign or transfer any of such party’s rights and obligations under this Exclusivity Letter.

This Exclusivity Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the principles of conflicts of law that would apply the laws of another jurisdiction.

This Exclusivity Letter may be executed in counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one agreement.

[Signature page follows]

Alcatel Lucent Proprietary (Restricted)

If this Exclusivity Letter is acceptable to the Company, please so indicate by signing a copy of the Exclusivity Letter enclosed herewith and returning it to the undersigned. We look forward to speaking with you further.

Sincerely yours,

Hubert de Pesquidoux
Chief Financial Officer
Alcatel Lucent

Accepted and Agreed to as of the date executed

Motive, Inc.

By:	/s/ Mike Fitzpatrick
Name: Mike Fitzpatrick
Title: CFO
Date: April 24, 2008

Alcatel Lucent Proprietary (Restricted)